EXHIBIT 99.1

FreeSeas Announces Closing of Common Stock Offering

PIRAEUS, Greece, July 28, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas'' or the "Company''), a transporter of drybulk cargoes through the ownership and operation of a fleet of seven Handysize vessels and two Handymax vessels, announced today that it has completed the previously announced registered offering of 10,041,151 shares of common stock at $1.80 per share, which includes 1,309,715 shares issued pursuant to the underwriter's over-allotment option. The offering resulted in net proceeds of approximately $16.7 million, after deducting underwriting fees and estimated offering expenses. Proceeds from the offering will be used primarily for the acquisition of an additional drybulk vessel, as well as for the repayment of debt and general working capital purposes.

Ion Varouxakis, President and CEO of FreeSeas, stated, "The successful completion of this offering positions our Company to take advantage of unique opportunities to acquire second-hand vessels at historically low price levels. In addition, this equity infusion substantially strengthens our balance sheet, a distinct competitive advantage in today's overleveraged shipping environment."

Dahlman Rose & Company served as the sole book-running manager for the offering, and Rodman & Renshaw, LLC acted as co-manager.

The shares were sold under the Company's previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. A copy of the final prospectus may be obtained from Dahlman Rose & Company Prospectus Department; 212-702-4521 or ecm@dahlmanrose.com.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as ``expects,'' ``intends,'' ``plans,'' ``believes,'' ``anticipates,'' ``hopes,'' ``estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          The Equity Group Inc.
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com